
SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2003
OFC VA
313
SECTION


TOMRA®

Helping the world recycle


03050696

FIRST QUARTER 2003


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

FINANCIAL STATEMENT – FIRST QUARTER 2003

INCOME STATEMENT	1st Quarter				Full Year		
(Figures in MNOK)	2003	2002			2002		
	Total	Cont.	Disc.	Total	Cont.	Disc.	Total
Operating revenues	530.0	629.5	7.1	636.6	2666.8	7.1	2673.9
Cost of goods sold	319.8	365.3	5.4	370.7	1545.1	5.4	1550.5
Lease depreciation	15.2	20.0	0.0	20.0	74.4	0.0	74.4
Gross contribution	195.0	244.2	1.7	245.9	1047.3	1.7	1049.0
Operating expenses	137.0	157.0	1.0	158.0	599.8	1.0	600.8
Depreciation	27.8	34.4	0.5	34.9	118.0	0.5	118.5
Operating profit	30.2	52.8	0.2	53.0	329.5	0.2	329.7
Affiliated companies	0.0	(0.5)	0.0	(0.5)	2.4	0.0	2.4
Net financial income/(expense)	14.7	28.3	(0.2)	28.1	74.5	(0.2)	74.3
Ordinary profit before tax	44.9	80.6	0.0	80.6	406.4	0.0	406.4
Tax expense	14.6	25.0	0.0	25.0	126.0	0.0	126.0
Net profit	30.3	55.6	0.0	55.6	280.4	0.0	280.4
Minority interest	(2.6)	(3.8)	0.0	(3.8)	(23.8)	0.0	(23.8)

BALANCE SHEET	31 March		
(Figures in NOK million)	2003	2002	31 December 2002
ASSETS			
Intangible assets	397.8	555.1	379.9
Leasing equipment	189.3	248.8	181.2
Other fixed assets	843.5	971.3	779.6
Other current assets	878.1	965.8	778.5
Cash and cash equivalents	950.5	715.9	1017.3
TOTAL ASSETS	3259.2	3456.9	3136.5
LIABILITIES & EQUITY			
Equity	2572.3	2656.1	2470.1
Minority interests	122.9	153.2	118.2
Deferred taxes	14.5	87.0	17.8
Long-term interest-bearing liabilities	42.7	39.5	38.0
Short-term interest-bearing liabilities	16.7	17.8	15.2
Other short-term liabilities	490.1	503.3	477.2
TOTAL LIABILITIES & EQUITY	3259.2	3456.9	3136.5

CASH FLOW	1st Quarter		Full Year
(Figures in MNOK)	2003	2002	2002
Ordinary profit before taxes	44.9	80.6	406.4
Changes in working capital	(33.9)	(84.9)	52.5
Other operating changes	(47.1)	51.1	41.9
Total from operations	*(36.1)*	*46.8*	*500.8*
Total from investments	*(38.8)*	*(41.6)*	*(155.1)*
Total from financing	*4.7*	*16.5*	*(19.8)*
TOTAL CASH FLOW	(70.2)	21.7	325.9

EQUITY	1st Quarter		Full Year
(Figures in MNOK)	2003	2002	2002
Opening balance	*2470.1*	*2630.5*	*2630.5*
Net profit	27.7	51.8	256.6
Equity issues	0.0	14.2	14.2
Translation difference	74.5	(40.4)	(381.6)
Other	0.0	0.0	(5.0)
Dividend accruals	0.0	0.0	(44.6)
Closing balance	*2572.3*	*2656.1*	*2470.1*

INTERIM RESULTS	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter
(Continuing operations)	**2001**	**2002**	**2002**	**2002**	**2002**	**2003**
Operating revenues	696.5	629.5	670.4	715.7	651.2	530.0
EBITDA	127.4	107.2	140.0	148.1	126.6	73.2
Operating profit	(329.5)	52.8	90.7	104.2	81.8	30.2
Sales growth (%)	9.3	14.3	3.5	2.7	(6.5)	(15.8)
Operating margin (%)	(47.3)	8.4	13.5	14.6	12.6	5.7
Earnings per share (NOK)	(1.24)	0.29	0.39	0.42	0.34	0.16
Earnings per share (NOK) fully diluted	(1.24)	0.29	0.39	0.42	0.34	0.16

Note: The quarterly financial statement is based on the same principles as the annual accounts.

HIGHLIGHTS FIRST QUARTER 2003

- Revenues from continuing operations 530 MNOK (-16% relative to first quarter 2002)
  - Europe 163 MNOK (-27%)
  - North America 270 MNOK (-13% in NOK; +10% in USD)
  - South America 97 MNOK (unchanged in NOK; +26% in USD)
- Deposit system security solution for Germany selected
- First orders worth 26 MNOK for back-room installations in Denmark
- Agreement with leading retailer in Brazil to operate 15 rePlanet centers outside stores
- Agreement in California to operate additional 130 recycling centers

FINANCIALS

Revenues from continuing operations in the first quarter 2003 amounted to 530 MNOK, down 16% from 630 MNOK in first quarter 2002. Operating profit was 30 MNOK for the quarter compared to 53 MNOK in same period last year, while profit before tax equaled 45 MNOK versus 81 MNOK last year. Continued high investments in product and business development activities, lower technology sales in Europe, as well as a weakening of the USD versus NOK by 26% over the last year are the main reasons for the weaker results. The fall in the USD was the main contributor to a total negative currency impact on revenues of approximately 100 MNOK and on operating profit of approximately 21 MNOK. Cash flow from operations ended at minus 36 MNOK, negatively influenced by tax payments of 48 MNOK and inventory build-up related to Germany of 40 MNOK.

Earnings per share equaled NOK 0.16 for the first quarter 2003. Total assets increased by 4% since the end of 2002 to 3,259 MNOK. The equity ratio remains strong at 79%.

MARKETS

EUROPE

Revenues in Europe amounted to 163 MNOK in the first quarter 2003 against 224 MNOK in first quarter 2002—a decrease of 27%. Significantly lower revenues in Germany and Denmark are the main reasons for the decline. In addition, a general postponement of investments within the retail industry caused by an uncertain global economy and lower profitability in the retail sector, has negatively impacted TOMRA's operations in Europe. TOMRA is however, working on alternative financing schemes in order to facilitate retailers' investment decisions.

Sales by market

Figures in NOK million	3m03	3m02
Norway	18	14
Sweden	29	39
Finland	24	25
Denmark	17	55
The Netherlands	25	15
Germany	27	45
Austria	9	12
Switzerland	4	9
Belgium	6	7
Others	4	3
Total Europe	163	224

Sales by activity

Figures in NOK million	3m03	3m02
Sales, lease	94	148
Service	66	73
Adm. & Promotion	3	3
Total Europe	163	224

Germany

On 28 March 2003, the German beverage and retail industries decided on a security solution for the correct identification and devaluation of deposit containers. The selected solution has been developed by a consortium of five companies including TOMRA. In addition to EAN bar code recognition, each reverse vending machine will be equipped with detection devices to identify a special ink mark on each deposit container, as well as with container devaluation mechanisms. TOMRA is participating in the group responsible for developing the final technical specifications of the security solution, which are expected to be concluded in the coming weeks.

On 1 October 2003 the national and automated deposit system for non-refillable containers for soft drink, beer and mineral water is expected to be implemented. The tender process for the selection of a clearing house operator was initiated in March and is expected to be concluded within a short time, followed by a speedy approval process by the German anti-trust authorities. Upon this selection, the two major practical issues in the implementation of the national deposit system – security system and clearing house operator – will have been solved.

As expected, the German market had a weak first quarter driven by very low sales of technology for refillable containers. TOMRA anticipates the low demand for reverse vending machines for refillable containers to continue until orders for technology for non-refillable containers are placed.

Denmark

The activity level in Denmark during the first quarter 2003 was at a more normal level compared to the first quarter 2002, which was positively impacted by preparations for the start-up of the deposit system for non-

refillable containers. TOMRA has received orders for 350 back-room systems from Danish retailers at a value of approximately 26 MNOK. TOMRA anticipates receiving orders for an additional 150 installations in the coming months. Under the current schedule, installations will be completed during 2003 and 2004. The tender process for compactors is still on-going.

NORTH AMERICA

Revenues from continuing operations in North America amounted to 270 MNOK in the first quarter 2003—a decrease of 13% from 309 MNOK in the first quarter 2002. However, revenues in USD increased by 10%.

Sales by market (continuing operations)

Figures in NOK million	3m03	3m02
New York	74	101
Connecticut	25	19
Massachusetts	22	30
Michigan	63	53
California	62	84
Canada	22	20
Others	2	2
Total North America	270	309

Sales by activity (continuing operations)

Figures in NOK million	3m03	3m02
Sales, Lease	71	38
Service	18	34
Recycling Centers	39	53
Materials Handling	130	166
Adm. & Promotion	12	18
Total North America	270	309

U.S. East

TOMRA installed 400 machines in U.S. East during the first quarter 2003, which included 170 TOMRA 83 HCp machines. Approximately half of the machine placements were in Michigan. TOMRA anticipates a continued high machine placement rate during the remainder of 2003.

During the first quarter 2003 TOMRA closed its processing plant in Massachusetts and consolidated its processing capacity in Connecticut. Through these rationalization processes TOMRA will achieve annual cost savings of approximately 1.0 MUSD.

U.S. West

TOMRA has entered into an agreement with a major retailer in California to service 130 recycling centers at its stores in northern and southern California. TOMRA will take over all sites during the second quarter 2003. A portion of the centers will be converted to automated rePlanet centers by utilizing available technology. The annual revenue impact for TOMRA from these additional centers will be approximately 7.5 MUSD. Given interest from other retailers, TOMRA will be prepared to further expand its recycling center operations in California.

The process surrounding legislative amendments regarding man-hour reduction at rePlanet centers and payment structure from the state have progressed as expected. A final conclusion is expected by mid-year 2003.

Canada

In Canada TOMRA installed 60 machines during the first quarter 2003. Discussions in Quebec regarding the recognition of deposit containers utilizing bar codes are progressing. As a result, TOMRA is targeting a significant increase in machine placements in 2003.

SOUTH AMERICA

Revenues in South America in the first quarter 2003 amounted to 97 MNOK—unchanged from the first quarter 2002. TOMRA's operations in Brazil were negatively impacted by lower can sales due to poor weather conditions in the beginning of the quarter. Can sales have later normalized. Also, as TOMRA's revenues in Brazil are denominated in USD, the declining USD (compared to NOK) lowered revenue in the first quarter. Adjusted for currency impact, revenues would have equaled 122 MNOK—a year-on-year increase of 26% .

Sales by market

Figures in NOK million	3m03	3m02
Brazil	97	96
Others	0	1
Total South America	97	97

Sales by activity

Figures in NOK million	3m03	3m02
Sales, lease	0	1
Recycling Centers	54	53
Materials Handling	43	43
Total South America	97	97

TOMRA has entered into an agreement with Pão de Açucar, a major retailer in Brazil, to expand the number of rePlanet centers currently operated outside its retail outlets from eight to fifteen centers. The fully automated centers accept both aluminum containers and PET bottles. The driving element behind a rePlanet roll-out in Brazil is a recently implemented law in the state of Rio de Janeiro. Under this law, all stakeholders, which are responsible for bringing PET bottles into the market, must recycle a minimum of 25%. TOMRA continues its discussions with other stakeholders regarding additional roll-outs of the rePlanet center concept.

MARKET OUTLOOK

The board remains confident about the long term market opportunities. As previously communicated, revenues and profit margin in 2003 will be substantially impacted by the weak performance in Europe until orders on non-refillable technology in Germany are placed.

SHAREHOLDERS

The total number of shares outstanding at the end of the first quarter 2003 was 178,486,559 shares. The total number of shareholders increased from 12,291 at the end of the fourth quarter 2002 to 13,455 at the end of first quarter 2003. The distribution by country of TOMRA shareholders at the end of first quarter 2003 shows: Norway 50.6%, United Kingdom 11.3%, Denmark 8.4%, Luxembourg 7.0% and United States 6.4%.

TOMRA's share price decreased from NOK 45.10 to NOK 31.30 during first quarter 2003. The number of shares traded at the Oslo Stock Exchange in the first quarter 2003 was 121 million shares, compared to 103 million in the same period last year.

Asker, 29 April 2003

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Erik Thorsen
Chairman	President & CEO